SECURITI 06050814 ISSION

RECEIVED MAR - 6 2006

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-49679

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2005** and ending **December 31, 2005**

A. REGISTRANT INFORMATION

NAME OF BROKER-DEALER:
Oberweis Securities, Inc.

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
3333 Warrenville Road, Suite 500
(No. and Street)

Lisle	Illinois	60532
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Patrick B. Joyce	(630) 577-2380
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

225 N. Michigan Avenue, Suite 1100
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

PROCESSED SEP 21 2006 THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

AD 9/21

OATH OR AFFIRMATION

I, Patrick B. Joyce, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Oberweis Securities, Inc. ,as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

OFFICIAL SEAL
SEAN P SKUJA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/09/09

Notary Public

Signature

Executive Vice President

Title

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

OBERWEIS SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

ASSETS

	2005	2004
ASSETS		
Cash and cash equivalents	$ 41,110	$ 9,114
Receivable from broker-dealers and clearing organization	2,015,800	2,321,714
Receivable from investment company	56,697	48,241
Securities owned	6,758,263	6,306,276
Secured demand notes	-	50,000
Due from related party	-	143,973
Interest receivable	103,971	122,044
Other receivables	2,235	4,464
Prepaid income taxes	24,313	-
Deferred income taxes	10,661	1,484
Furniture and equipment at cost, less accumulated depreciation and amortization of $0 and $48,163	-	14,932
Deposits with clearing organization	132,860	23,900
Notes receivable	9,451	-
TOTAL ASSETS	$9,155,361	$9,046,142

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
LIABILITIES		
Payable to broker-dealer and clearing organization	$7,397,294	$7,170,861
Accrued commissions	64,491	126,754
Accrued income taxes	-	51,701
Accrued expenses and other liabilities	537,202	481,623
Total Liabilities	7,998,987	7,830,939
SUBORDINATED BORROWINGS	-	50,000
STOCKHOLDERS' EQUITY		
Common stock, no par value; 10,000 shares authorized, 490 and 526 shares issued and outstanding at December 31, 2005 and 2004, respectively	172,574	173,660
Retained earnings	983,800	991,543
Total Stockholders' Equity	1,156,374	1,165,203
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$9,155,361	$9,046,142

See notes to financial statements.